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                  UNITED STATES                    OMB Number:  3235-0145
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                           SCHEDULE 13G


               Under the Securities Exchange Act of 1934

                             (Amendment No. 4)


                        BOSTON LIFE SCIENCES, INC.
        (Formerly Known as Greenwich Pharmaceuticals Incorporated)
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                             (Name of Issuer)


                    Common Stock, par value $.01 per share
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                        (Title of Class of Securities)


                              397003 10 4
          ---------------------------------------------------
                            (CUSIP Number)



Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)



                              Page 1 of 8 pages

  3100                                              Schedule 13G
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CUSIP No. 397003-10-4             13G        Page   2    of    8   Pages
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1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     ORTELIUS TRADING L.P.;    13-3512778
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) [ ]
                                                        (b) [ ]
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3    SEC USE ONLY
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4    CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware
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  NUMBER OF    5    SOLE VOTING POWER  0
   SHARES      ----------------------------------------------------------------
BENEFICIALLY   6    SHARED VOTING POWER
  OWNED BY     ----------------------------------------------------------------
   EACH        7    SOLE DISPOSITIVE POWER  0
 REPORTING     ----------------------------------------------------------------
PERSON WITH    8    SHARED DISPOSITIVE POWER
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9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON   0    shares of Common Stock
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10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES*
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11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
       0
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12   TYPE OF REPORTING PERSON
       BD
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              *SEE INSTRUCTIONS BEFORE FILLING OUT!

  3100                                              Schedule 13G
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CUSIP No. 397003-10-4         13G       Page   3    of    8   Pages(3)
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1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     GDK, Inc.; NA
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a)  [ ]
                                                        (b)  [ ]
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3    SEC USE ONLY
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4    CITIZENSHIP OR PLACE OF ORGANIZATION
       British Virgin Islands
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   NUMBER OF   5   SOLE VOTING POWER  5,847,000
   SHARES      ----------------------------------------------------------------
 BENEFICIALLY  6   SHARED VOTING POWER
  OWNED BY     ----------------------------------------------------------------
    EACH       7   SOLE DISPOSITIVE POWER  5,847,000
  REPORTING    ----------------------------------------------------------------
 PERSON WITH   8    SHARED DISPOSITIVE POWER
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9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON   5,847,000 shares of Common Stock
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10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES*
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11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
       14.3%
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12   TYPE OF REPORTING PERSON
       BD
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             *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a).     Name of Issuer:

     Boston Life Sciences, Inc.
     (formerly known as Greenwich Pharmaceuticals Incorporated)


Item 1(b). Address of Issuer's Principal Executive Offices:

     501 Office Center Drive
     Fort Washington, Pennsylvania 19034


Item 2(a). Name of Person Filing:

     This Amendment 4 to Form 13G is being filed by (i) GDK, Inc., a corporation formed under the laws of the British Virgin Islands ("GDK") with respect to shares of common stock of the issuer (the "Common Stock") beneficially owned by it as of December 31, 1995, and (ii) Ortelius Trading L.P., a Delaware limited partnership ("Ortelius").

     As of December 31, 1995, Ortelius no longer beneficially owned any shares of Common Stock.

     Pursuant to Rule 13d-3(d)(1), the aggregate number of shares of Common Stock beneficially owned by GDK as of December 31, 1995, is 5,847,000. This total is comprised of the shares underlying 3,898,000 warrants, each of which is exercisable at the discretion of GDK at any time between now and April 30, 1996, for 1.5 shares of Common Stock per warrant. Caxton Corporation, a Delaware corporation ("Caxton"), is GDK's trading advisor. Subject to termination of its contractual relationship with GDK by a vote of its Board of Directors, Caxton acts on behalf of GDK as its trading advisor. In such capacity, Caxton directs GDK's securities investments and is vested with authority over the voting and disposition of the shares of Common Stock.


Item 2(b). Address of Principal Business Office, or, if None,
Residence.

     The address of the principal office of Ortelius Trading L.P. is 667 Madison Avenue, 10th floor, New York, New York 10021. The address of the principal office of GDK, Inc. is c/o its Manager, Leeds Management Limited, 129 Front Street, Penthouse, Hamilton HM12 Bermuda.

Item 2(c). Citizenship: NA


Item 2(d). Title of Class of Securities: Common Stock, par value
$.10 per share

                                 Page 4 of 8 pages

Item 2(e).  CUSIP Number: 397003 10 4


Item 3. The reporting persons originally filed as a group, in accordance with Rule 13d-1(b)(1)(ii)(H). Each of the reporting persons is a broker or dealer registered under Section 15 of the Securities Exchange Act of 1934. Subsequent to the disposition of the Common Stock beneficially owned by Ortelius, Ortelius filed Form BDW in order to withdraw its broker-dealer registration.


Item 4. Ownership.

     (a) Amount beneficially owned: The amount of securities beneficially owned by GDK as of December 31, 1995, is 5,847,000, consisting, pursuant to Rule 13d-3(d)(1), of 3,898,000 warrants currently exercisable for a total of 5,847,000 shares of Common Stock. The amount of securities beneficially owned by Ortelius as of December 31, 1995, is zero.

     As of October 25, 1995, Ortelius transferred to GDK warrants to purchase 2,923,500 shares of Common Stock for a nominal consideration of $100.00. The exercise price of the warrants was on said date, and remains, substantially in excess of the market price of the Common Stock.

     (b) Percent of class: As of December 31, 1995, Ortelius beneficially owned 0.0% of the class of Common Stock. Since October 25, 1995 and as of December 31, 1995, GDK beneficially owned 14.3% of the class of Common Stock.

     (c)  Number of shares as to which Ortelius has:
          (i) Sole power to vote or to direct the vote 0
          (ii) Shared power to vote or to direct the vote 0
          (iii) Sole power to dispose or to direct the disposition of 0
          (iv) Shared power to dispose or to direct the disposition of 0

          Number of shares as to which GDK has: (i) Sole power to vote or to direct the vote 5,847,000 (ii) Shared power to vote or to direct the vote 0 (iii) Sole power to dispose or to direct the disposition of 5,847,000 (iv) Shared power to dispose or to direct the disposition of 0


Item 5. Ownership of Five Percent or Less of a Class. Ortelius has ceased to be the beneficial owner of more than five percent of the Common Stock.

                            Page 5 of 8 pages

Item 6. Ownership of More than Five Percent on Behalf of Another
Person. NA


Item 7. Identification and Classification of the Subsidiary Which
Acquired the Security Reported on by the Parent Holding Company.
NA


Item 8. Identification and Classification of Members of the
Group. NA


Item 9. Notice of Dissolution of Group. NA


Item 10. Certification.

     By signing below, each of the reporting persons hereby certifies that, to the best of its knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                         Page 6 of 8 pages

                            SIGNATURE

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.


February    , 1996
---------------------
Date

GDK, INC.



     By:________________________
          Maxwell Quin
          Secretary



     By:________________________
          Nitin Aggarwal
          President

                            SIGNATURE

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.



February    , 1996
-------------------
Date

ORTELIUS TRADING L.P.

     By:  Caxton Corporation



          By:________________________
               Peter D'Angelo
               President


                         Page 7 of 8 pages